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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of  November 21 , 2005 .
                  -----------     --

Commission File Number  033-74656-99
                        ------------

                          WESTERN FOREST PRODUCTS INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
       ------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]            No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              WESTERN FOREST PRODUCTS INC.
                                        ----------------------------------------
                                                     (Registrant)

 Date November 28, 2005                 By /s/ Paul Ireland
      ------------------                   -------------------------------------
                                                     (Signature) *
                                           Paul Ireland, Chief Financial Officer

----------
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                     CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

    NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE
                                 UNITED STATES


                          WESTERN FOREST PRODUCTS INC.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


ITEM 1   NAME AND ADDRESS OF COMPANY

         Western Forest Products Inc. ("Western" or the "Company") 3rd Floor, 435 Trunk Road
         Duncan, British Columbia
         V9L 2P9

ITEM 2   DATE OF MATERIAL CHANGE

         November 10, 2005

ITEM 3   NEWS RELEASE

         The news release was disseminated in Vancouver via Canada Newswire on November 10, 2005.

ITEM 4   SUMMARY OF MATERIAL CHANGE

         The Company announced on November 10, 2005 that it entered into a definitive agreement with Trilon Bancorp Inc. ("TBI"), a wholly-owned subsidiary of Brookfield Asset Management Inc. ("BAM") (formerly Brascan Corporation) to acquire 100% of Cascadia Forest Products Ltd. ("Cascadia"), for approximately $120,000,000 plus the value of Cascadia's net working capital, all payable in cash on closing.

         Financing for the transaction has been secured from Tricap Management Limited ("Tricap"), which will provide both equity and debt financing sufficient to fund the acquisition of Cascadia, refinance Western's outstanding 15% senior secured notes and provide working capital. Tricap is an indirect wholly-owned subsidiary of BAM and is the manager of the Tricap Restructuring Fund (the "Fund"). Co-investors of the Fund currently own approximately 20% of the outstanding Western common shares, and following the completion of the transaction will own a minimum of 45% of the outstanding Western common shares.

         The acquisition of Cascadia is expected to close in the first quarter of 2006, subject to the receipt of regulatory approvals.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         On November 10, 2005, Western entered into a purchase agreement with TBI pursuant to which Western has agreed to purchase and TBI has agreed to sell all of the issued and outstanding common shares in the capital of Cascadia for a purchase price of approximately $120,000,000 plus the value of Cascadia's net working capital, in cash (the "Acquisition"). Western is also proposing to redeem its outstanding US$221,000,000 15% senior secured notes (the "Recapitalizaton") at the redemption price set out in the indenture, plus all accrued and unpaid interest.

         Through the Acquisition, Western will acquire approximately 3.6 million cubic meters of associated annual Crown harvest rights located in coastal British Columbia, four sawmills and four remanufacturing facilities on Vancouver Island and the lower British Columbia mainland, a leased sawmill on Vancouver Island, a custom-cut business and a global marketing and sales organization, including offices in Canada, Japan, Australia and China.

         The combined Western and Cascadia operations will have over 1.5 billion board feet of annual lumber capacity and 6.8 million cubic meters of annual allowable cut from Crown-owned tenures on Vancouver Island, the mainland coast and the Queen Charlotte Islands. By combining resources and leveraging best practices from both companies, Western expects to capture annual synergies of approximately $65 million through marketing programs and operating efficiencies, which are anticipated to be realized within about 48 months of the completion of the transaction. Western believes the Acquisition is the key step in its strategy of becoming a low-cost, margin-focused lumber producer with rights to high quality Crown timberlands. Western also believes that the combined operation's 10 sawmills, five remanufacturing plants and timberlands will better position Western to compete in global markets and provide a stable supply of quality specialty and commodity products to an established worldwide customer base.

         In order to finance the Acquisition and the Recapitalization, Western is proceeding with a rights offering (the "Rights Offering") of subscription receipts that are convertible into common shares of Western (the "Common Shares") for aggregate gross proceeds to Western of approximately $295,000,000. Under the terms of the Rights Offering, common shareholders of Western will receive rights to subscribe for subscription receipts of Western. At the time of closing the acquisition of Cascadia, each subscription receipt will be automatically exchanged for one Common Share. The subscription price shall be determined at the time the final prospectus for the offering is filed. The subscription price for each subscription receipt will be fixed at 85% of the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for the 10 day period ending on the day prior to the date of filing of the final prospectus, provided that the subscription price will not be less than $1.65 per subscription receipt nor greater than $2.75 per subscription receipt. The rights are expected to be listed for trading on the TSX and will be exercisable for at least 21 days following the date of mailing of the final prospectus. The subscription receipts are also expected to be listed for trading on the TSX.

         Tricap has agreed to provide a standby commitment pursuant to a standby agreement (the "Standby Agreement") in respect of the Rights Offering, and will purchase, or cause to be purchased all of the subscription receipts not otherwise purchased by holders of the rights pursuant to the Rights Offering. The purchase price for the subscription receipts under the Standby Agreement will be identical to the subscription price for the subscription receipts under the Rights Offering. In addition, Tricap has been granted an option (the "Tricap Option"), which may be exercised for up to 10 business days following the completion of the Rights Offering, to acquire sufficient additional subscription receipts at the same subscription price as under the Rights Offering in order to ensure that Tricap owns, or exercises control or direction over, 45% of the Western common shares if, following the exchange of all subscription receipts for Common Shares, Tricap would own less than 45% of the Common Shares.

         Western has also entered into a committed term sheet with Tricap (the "Tricap Term Sheet") pursuant to which Tricap, or such other entity as may be designated by Tricap on behalf of the Brascan Bridge Lending Fund ("BBLF"), will lend Western a total of US$187,500,000 and $90,000,000 under two separate secured term loan facilities. The one-year $90 million facility may be extended for a second year at the option of Western. The proceeds from these facilities will be used to redeem the Company's outstanding US$221 million 15% senior secured notes. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%.

         Tricap has advised Western that it is an indirect wholly-owned subsidiary of BAM and, as manager of the Fund, exercises control or direction over 5,138,228 Common Shares or approximately 20% of the outstanding Common Shares beneficially owned by the co-investor participants in the Fund. TBI is also an indirect wholly-owned subsidiary of BAM. BAM, through another wholly owned subsidiary, also manages BBLF. Accordingly:

            o BAM, TBI, Tricap and BBLF are each a "related party" to Western, as defined under Ontario Securities Commission Rule 61-501 ("Rule 61-501") and the Autorite des marches financiers du Quebec Regulation Q-27 ("Regulation Q-27") (collectively, the "Related Party Rules") and are "interested parties" in the circumstances; and

            o the transactions contemplated by the Acquisition, the Standby Agreement, the Tricap Option and the Tricap Term Sheet are each a "related party transaction" for the purposes of the Related Party Rules (such transactions are collectively referred to as the "Related Party Transactions").

         Pursuant to a letter agreement dated November 10, 2005, Harbert Distressed Investment Master Fund, Ltd. ("Harbert") confirmed that it is the beneficial owner of, or exercises control or direction over, not less than 7,783,604 Common Shares representing not less than approximately 30.4% of the outstanding Common Shares and owns no other securities of Western. It further confirmed that it is not an "interested party" (as defined in the Related Party Rules) in respect of the Related Party Transactions, and that it deals at arm's length with each of BAM, TBI, Tricap, BBLF and, to its actual knowledge, each of their respective affiliates.

         Harbert reviewed the documents relating to the Acquisition, Recapitalization, and the equity and debt financing for Western. Based on this review, it confirmed that it supports Western participating in the Related Party Transactions on the terms provided in the draft definitive agreements.

         The Related Party Transactions are exempt from the valuation and minority shareholder approval requirements of the Related Party Rules pursuant to Sections 5.5(6) and 5.7(4) of Rule 61-501 and Sections 5.6(6) and 5.8(3) of Regulation Q-27 because the Related Party Transactions are supported by Harbert. As required by the Related Party Rules, Harbert owns a greater number of voting securities of the Company than BAM, TBI and Tricap, in the aggregate (the "Related Parties"), is at arm's length to the Related Parties, is not an interested party (as defined in the

         Related Party Rules) in respect of any of the Related Party Transactions, will be treated identically to all other holders in Canada of equity securities in the Company and will not receive, as a consequence of the Related Party Transactions, a benefit that is not also received on a pro rata basis by all other holders of equity securities in the Company.

         As part of its review of the proposed transactions, the Board of Directors retained BMO Nesbitt Burns Inc. ("BMO") as its financial advisor.

         While not required to do so under applicable securities legislation, the Company's Board of Directors determined that since the Related Party Transactions involve parties that are related to the Company, it was appropriate to appoint a special committee comprised of independent directors (the "Independent Committee") to consider the proposed Related Party Transactions.

         Based on its review and advice from its independent financial advisor, Scotia Capital Inc., that the Related Party Transactions, taken as a whole, are fair, from a financial perspective, to the Company's shareholders (other than Tricap), the Independent Committee unanimously recommended to the Board of Directors that the Board of Directors approve the proposed transactions subject to the subscription price for the subscription receipts under the Rights Offering and the Standby Agreement not being less than the minimum price of $1.65.

         Following receipt of the Independent Committee's recommendation to approve the Related Party Transactions, the terms of the Related Party Transactions were reviewed and approved at a meeting of the Board of Directors held on November 10, 2005. A full description of the review and approval process adopted by the Board of Directors and the Independent Committee will be provided in the Rights Offering prospectus which is expected to be filed by early December, 2005.

         The Rights Offering will materially affect control of Western. Tricap, as manager of the Fund, currently exercises control or direction over 5,138,228 Common Shares or approximately 20% of the outstanding Common Shares beneficially owned by the co-investor participants in the Fund. Following the closing of the Rights Offering and the Acquisition, the co-investors of the Fund will likely hold at least 45% of the outstanding Common Shares. As a result, the Rights Offering will result in the issuance of more than 10% of the currently outstanding Common Shares to Fund co-investors who, by their existing co-investment arrangements, are considered insiders of Western.

         As permitted by the TSX, Western is not required to hold a formal shareholder vote at a shareholders meeting given that it has obtained the required shareholder approval of the Related Party Transactions from Harbert and certain funds for which Merrill Lynch Investment Mangers, L.P. or its investment adviser affiliates act as investment adviser (the "MLIM Funds"). Together, Harbert and the MLIM Funds beneficially own or control more than 50% of the common shares of Western not controlled by Tricap.

         A copy of the November 10, 2005 press release is attached as Schedule "A".

ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not applicable.

ITEM 7   OMITTED INFORMATION

         No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8   EXECUTIVE OFFICER

         The following executive officer of Western is knowledgeable about the material change report and may be contacted respecting the change:

         Paul Ireland
         Chief Financial Officer
         250-715-2209

ITEM 9   DATE OF REPORT

         November 21, 2005.




                                WESTERN FOREST PRODUCTS INC.

                                By: "Reynold Hert"
                                    --------------------------------------------
                                    Name: Reynold Hert
                                    Title: Chief Executive Officer and President

                                  SCHEDULE "A"

                    [GRAPHIC - WESTERN FOREST PRODUCTS LOGO]

                          WESTERN FOREST PRODUCTS INC.
                                 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045


                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF US SECURITIES LAW.

         WFP TO EXPAND COASTAL BC OPERATIONS IN ACQUISITION OF CASCADIA
                                FOREST PRODUCTS

           U.S. $221 MILLION 15% SENIOR SECURED NOTES TO BE REFINANCED


VANCOUVER, NOVEMBER 10, 2005 -- Western Forest Products (TSX: WEF) today announced that it has entered into a definitive agreement with Trilon Bancorp Inc., a wholly-owned subsidiary of Brookfield Asset Management Inc. (formerly Brascan Corporation) (NYSE/TSX: BAM) to acquire 100% of Cascadia Forest Products Inc., for approximately C$120 million plus Cascadia's net working capital, all payable in cash on closing.

Through this transaction, Western will acquire:

    o 3.6 million cubic meters of associated annual Crown harvest rights located in coastal British Columbia.

    o Four sawmills and four remanufacturing facilities on Vancouver Island and the lower Mainland with total production capacity of approximately 600 million board feet of lumber, as well as the leased Island Phoenix division sawmill on Vancouver Island.

    o A custom-cut business, contract sawing high value lumber products to order for customers in Asia.

    o A global marketing and sales organization, including offices in Canada, Japan, Australia and China with agency relationships worldwide.

"For Western, this is the key step in our strategy of becoming a low-cost, margin-focused lumber producer with rights to high quality Crown timberlands", commented Reynold Hert, President & CEO. "The combined operation's 10 sawmills, five remanufacturing plants and timberlands will better position Western to compete in global markets and provide a stable supply of quality specialty and commodity products to an established worldwide customer base."

The combined Western and Cascadia operations will have over 1.5 billion board feet of annual lumber capacity and 6.8 million cubic meters of annual allowable cut from Crown-owned tenures on Vancouver Island, the mainland coast and the Queen Charlotte Islands. By combining resources and leveraging best practices from both companies, Western expects to capture annual synergies of approximately C$65 million through marketing programs and operating efficiencies, which are anticipated to be realized within about 48 months of the completion of the transaction.

The acquisition of Cascadia is expected to close in the first quarter of 2006, subject to the receipt of regulatory approvals.

Total purchase consideration for the acquisition is estimated at $265 million when payment for Cascadia's working capital and the assumption of their revolving line of credit are included.

NEW FINANCING

Financing for the transaction has been secured from Tricap Management Inc. ("Tricap"), which will provide both equity and debt financing sufficient to fund the acquisition of Cascadia and to refinance Western's existing 15% senior secured bonds. Tricap is a wholly-owned subsidiary of Brookfield Asset Management and is the manager of the Tricap Restructuring Fund (the "Fund"). Co-investors of the Fund currently own approximately 20% of the outstanding Western common shares and following the completion of the transaction will own a minimum of 45%.

Equity Rights Offering

Western intends to raise a total of C$295 million of equity by way of a rights offering to all shareholders. The rights offering will be made pursuant to a prospectus, which is expected to be filed by early December, 2005. Rights will be issued to holders of record in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec together with New York State and certain U.S. States in which the rights can be qualified for issuance by filing Securities and Exchange Commission Form F-7. Further details of the distribution of the rights will be provided in the prospectus. This financing will substantially increase the number of Western's common shares outstanding from the current number of 25.6 million common shares.

Under the terms of the rights offering, common shareholders of Western will receive rights to subscribe for common share subscription receipts of Western. At the time of closing the acquisition of Cascadia, each subscription receipt will be automatically exchanged for one Western common share. The subscription price shall be determined at the time the final prospectus for the offering is filed. The subscription price for each common share subscription receipt will be fixed at 85% of the volume weighted average trading price of the Western common shares on the TSX for the 10 day period ending on the day prior to the date of filing of the final prospectus, provided that the subscription price will not be less than C$1.65 per common share subscription receipt nor greater than C$2.75 per common share subscription receipt. The rights are expected to be listed for trading on the TSX and will be exercisable for at least 21 days following the date of mailing of the final prospectus. Tricap has committed to purchase any common share subscription receipts not otherwise purchased by rightholders under the rights offering. In addition, Tricap has been granted an option, which may be exercised for up to 10 business days following the completion of the Rights Offering, to acquire sufficient additional common share subscription receipts at the same issue price as under the rights offering in order to ensure that Tricap owns, or exercises control or direction over, 45% of the Western common shares if, following the exchange of all common share subscription receipts for common shares, Tricap would own less than 45% of the Western common shares.

Subscription funds will be refunded to investors if the Cascadia acquisition does not close within six months, or if either the Cascadia acquisition agreement or the Tricap debt facilities are terminated.

Net proceeds from the issuance of equity under the rights offering totaling C$295 million (plus the proceeds of the subscription receipts issued pursuant to Tricap's option, if any) less transaction costs will be used to fund the acquisition of Cascadia and working capital.

Secured Financing

Western has obtained a secured loan of approximately $310 million arranged by Tricap. The loan consists of two term facilities, a four year US$187.5 million facility, and a one-year Cdn $90 million facility, which may be extended for a second year at the option of Western. The proceeds from these facilities will be used to redeem the Company's existing US$221 million 15% senior secured notes. The secured loan is non-amortizing and is pre-payable, in whole or in part, at any time. Interest on amounts drawn under the US facility will be charged at the floating US one-month LIBOR rate plus 8.15%. Interest on the Canadian facility will be charged at the Canadian prime rate plus 5.25%.

Western will use the facility to fund the redemption of the senior secured bonds not later than the completion of the acquisition of Cascadia. Pursuant to the terms of the existing senior secured bond indenture, Western is required to provide notice to bondholders at least 30 days prior to the redemption date.

Syndication Rights

Tricap is entitled to syndicate its equity and debt financing obligations, provided that it remains obligated to ensure that this financing is available to Western in accordance with the terms of the relevant agreements.

Maintain Working Capital Facilities

In addition to the above financings, CIT Business Credit Canada Inc., current lender to both Western and Cascadia, has agreed to maintain its existing $100 million revolving working capital facility for Western and its existing $100 million revolving working capital facility for Cascadia. These facilities will be secured by working capital at each business.

Board Approval, Independent Committee Review and Shareholder Support

As part of its review of the transactions, the Board of Directors of Western retained BMO Nesbitt Burns Inc. as its financial advisor. The Board of Directors also established a special committee of independent directors ("Independent Committee") to review the acquisition of Cascadia and the related debt and equity financing, including the refinancing of Western's long-term debt. The Independent Committee retained independent counsel, and retained Scotia Capital Inc. as its financial advisor. The Independent Committee, relying on the advice of its advisors, determined that these transactions were fair to Western's minority shareholders from a financial perspective. The Board of Directors of Western, after considering the recommendations of the Independent Committee and the advice of its advisors, approved the transactions. In addition, a majority of Western's independent minority shareholders have advised Western that they approve the transactions.

Full details regarding the Independent Committee process and the review and approval of the transactions by independent minority shareholders of Western will be included in the prospectus to be filed by Western relating to its equity rights offering.

THIRD QUARTER RESULTS

The Company expects to release its third quarter results on Monday, November 14, 2005 once they have been reviewed and approved by the Company's Audit Committee and Board of Directors. Management estimates a net loss of $12-$13 million for the quarter compared to a net loss of $37.2 million in the second quarter. EBITDA is expected to be in the range of approximately negative $9-$11 million compared to negative EBITDA of $2.3 million in the second quarter. The results reflect weaker lumber and pulp prices and a stronger Canadian dollar. The net loss and EBITDA include a gain of $13.1 million in connection with the termination of the saw log agreement with TimberWest and a $7.2 million charge for restructuring and severance costs in connection with the closure of the Silvertree sawmill site. Overall liquidity improved in the quarter compared to the second quarter following the termination of the saw log supply agreement for cash proceeds of $15 million as well as cash generated by reducing inventories and receivables as a result of the summer scheduled down time in the logging and saw mill operations.

                                    *********

WESTERN FOREST PRODUCTS
Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide.

CASCADIA FOREST PRODUCTS
Cascadia is a leading Canadian producer of high value, high quality wood products harvested from sustainably managed forests in Coastal B.C. for customers worldwide. The largest Crown tenure holder and one of the largest lumber producers on the coast, Cascadia has an experienced workforce of over 2,000 and offices in Japan, Australia and China focused on producing predominantly appearance and specialty applications for customers worldwide. The company is wholly owned by Trilon Bancorp Inc., a wholly-owned subsidiary of Brookfield Asset Management (formerly Brascan Corporation) (NYSE/TSX: BAM), a global asset management company focused on property, power and infrastructure assets.

ANALYST/INVESTOR CONFERENCE CALL
In respect of Remembrance Day on Friday, November 11, the conference call for analysts and investors will take place on Tuesday, November 15, 2005 at 10:00 AM Pacific Standard Time / 1:00 PM Eastern Standard Time together with the third quarter results review. To participate in the call, please dial in on the following numbers:

                                        (416) 644-3431
                                        (866) 249-5221

Conference Replay:  (416) 640-1917      passcode 21163096
                    (877) 289-8525      passcode 21163096

FORWARD LOOKING STATEMENTS
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form and under the "Risk Factors" section of Western's Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

CONTACTS:
For further information, please contact:

REYNOLD HERT (250) 715-2207                        PAUL IRELAND (250) 715-2209
PRESIDENT & CEO                                    CFO

                    [GRAPHIC - WESTERN FOREST PRODUCTS LOGO]

                               WESTERN FOREST PRODUCTS INC.
                               435 Trunk Road
                               Duncan, British Columbia
                               Canada V9L 2P9
                               Telephone:     250 748 3711
                               Facsimile:     250 748 6045


                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF

WESTERN SELECTED FOR SOFTWOOD LUMBER ANTI-DUMPING REVIEW

November 23, 2005 -- Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today that it has been selected as a mandatory respondent in the antidumping duty administrative review of certain softwood lumber products from Canada. Western was selected, along with seven other companies, under the US Department of Commerce's new "probability proportional to size" sampling methodology. The review covers the period from May 1, 2004 to April 30, 2005. The Company is currently posting antidumping duty deposits at the "all others" rate of 3.78% on the value of its lumber shipments to the United States. Following the review, we will post antidumping duties at the "company specific" rate determined for Western. The rates of the mandatory respondents are averaged to determine the "all others" rate. We are not able to determine the impact that this review may have on our antidumping duty deposit rate, if any.

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide.

Forward Looking Statement

This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "anticipate", "plan", "intend", "believe", "will", "should", "may" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under the "Risk Factors" section of Western's Annual Information Form and under the "Risk Factors" section of Western's Form 20-F/A identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

FOR FURTHER INFORMATION CONTACT:
                       REYNOLD HERT   250 715 2207   PAUL IRELAND   250 715 2209